

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail  Stop 3561

December 12, 2008

Mr. Richard L. Songer
President
Sew Cal Logo, Inc.
207 W. 138th Street
Los Angeles, California 90061

> **Re:** **Sew Cal Logo, Inc.**
> **Form 10-KSB/A for the fiscal year ended August 31, 2006**
> **Filed December 19, 2006**
> **Form 10-QSB for the quarter ended February 28, 2007**
> **Filed April 16, 2007**
> **Form 10-QSB for the quarter ended May 31, 2007**
> **Filed July 20, 2007**
> **File No. 333-113223**

Dear Mr. Songer:

We have completed our review of your Form 10-KSB/A and related filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief